November 8, 2010

Mr. Mark J. Parrell
Chief Financial Officer
ERP Operating Limited Partnership
Two North Riverside Plaza
Chicago, Illinois 60606

> **Re:** **ERP Operating Limited Partnership**
> **Form 10-K for the year ended 12/31/2009**
> **Filed 2/25/2010**
> **File Nos. 000-24920**

Dear Mr. Mark J. Parrell:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Cicely LaMothe
Branch Chief